Exhibit 99.1

Electra Commercial Team to Attend LME Week

Toronto, Ontario – (September 26, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce its commercial team, led by Vice President Michael Insulan, will be actively participating in the London Metal Exchange (LME) Week held from September 30th to October 4th, 2024.

LME Week unites professionals from across the entire metals supply chain to explore current market trends, anticipate the year ahead, and connect with industry peers. Electra’s representatives will be focused on meeting with battery supply chain partners, advancing conversations on long-term relationships, and discussing Electra’s critical role in the North American EV materials supply chain.

Electra Vice President, Commercial, Michael Insulan, commented, “This event is important to our commercial strategy, and provides a timely opportunity to update our partners both up- and down-stream on the many milestones we’ve reached in recent months. Most recently, the achievement of technical grade lithium carbonate will be of interest to partners seeking high-quality, North American-made materials, as well as the formation of Aki Battery Recycling as an Indigenous-led, North American opportunity for closed-loop battery materials recycling in partnership with Electra.

“As the EV industry expands within North America, our refinery is positioned to be the first-of-its-kind,” Insulan continued. “It will be the first to produce cobalt sulfate in North America and will provide recycling as a service to the many gigafactories coming to Ontario and beyond.”

Electra’s near-term priority is recommissioning and expanding its Ontario cobalt refinery, while its longer-term vision includes extending its efforts to onshore additional critical mineral refining processes, such as a closed loop for recycled battery materials, a second cobalt sulfate facility in Bécancour, Quebec, and a strategically located North American nickel sulfate refinery to supply battery grade nickel to the North American and global electric vehicle battery market.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

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Contact

Heather Smiles

Vice President, Investor Relations & Corporate Development
Electra Battery Materials

info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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